

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

Via E-mail
Dr. Tracy K. Gibbs
Chief Executive Officer
Nutranomics, Inc.
11487 South 700 East
Salt Lake City, UT 84020

> **Re: Nutranomics, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K/A**
> **Filed December 12, 2013**
> **File No. 0-53551**

Dear Dr. Gibbs:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K/A filed December 12, 2013

Intellectual Property, page 10

1.   We note your description and filing of the Genesar and Nutriband licensing agreements in response to our prior comment 2. On page 10 you state that you "are a party to *several* intellectual property license agreements relating to certain of our future products" (emphasis added). If you are a party to other material licensing agreements, please describe them and file them as exhibits. Otherwise, please revise to clarify that these are the only two licensing agreements to which you are a party.

2.   We note that you originally reported the Genesar agreement pursuant to Item 1.01 of your Form 8-K filed November 26, 2013:

- You state in that Form 8-K that "The information in this Current Report is being furnished and shall not be deemed 'filed' for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section." Please provide us with an analysis as to how you may furnish rather than file information responsive to Items 1.01, 3.02 and 9.01 of Form 8-K. In the alternative, please delete this language.

- Please amend the Form 8-K to add a brief description of any material relationship between you and Genesar. Refer to Item 1.01(a)(1) of Form 8-K. In this regard, we note that Dr. Gibbs is listed on the GenEpic website as a co-formulator of GenEpic and a member of Genesar's board of directors.

Risks Related to Our Business, page 16

"We have a single customer that accounts for a substantial portion…" page 17

3.   We note your disclosure on page 17 with respect to your primary customer and vendors that you "do not have purchase or supply agreements with this customer or these suppliers governing future orders." We also note your response to our comment 14, in which you state on page 4: "The company has numerous purchase orders and supply arrangements with each of doTERRA, CSB Nutrition Corporation, Enzymology Research Center, and NHK Laboratories." Please disclose the nature and material terms of the past contracts you have had with these entities.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 24

4.   We reissue prior comment 4 in part. Please discuss your business strategy of making acquisitions and investments, as disclosed in the risk factor on page 18.

5.   We note your response to our prior comment 5. Please expand your disclosure to discuss any material trends affecting financial condition or operating performance beyond your limited discussion of the availability of financing on page 27.

Results of Operations, page 25

6.   We note your attribution on page 25 of the decrease in "Other Income" to "the Company no longer charging for miscellaneous charges not related to product or services in the 2013 fiscal year as compared to the 2012 fiscal year." Please revise to explain the miscellaneous charges for which you charged in the 2012 fiscal year.

Liquidity and Financial Condition, page 26

7.   We note your disclosure on page 27 that you "obtained two debt instruments totaling $375,000." In accordance with our prior comment 7, please discuss your outstanding debt instruments in further detail, including the amounts outstanding and the amounts available to be drawn.

Directors and Executive Officers, Promoters and Control Persons, page 31

Directors and Executive Officers, page 31

8.   We note your disclosure on page 31 that Dr. Gibbs earned a PhD in Pharmacognosy from KenchiKenkyu Gakkuin (Graduate School of Health Sciences) in Japan. We are unable to find any record of this institution. In your supplemental response, please provide us with information that will help us confirm this institution's existence and Dr. Gibbs's PhD degree.

Exhibit 99.1

Financial Statements

9.   We note in response to prior comment 17 that you have revised Health Education Corporation's statements of stockholders' equity and earnings per share calculations on the face of the statements of operations to reflect the share exchange on a retroactive basis. Please tell us why the audit report has not been updated to address the changes to the historical financial statements of Health Education Corporation, and explain why you have not included a disclosure in the notes to financials to reference the retroactive treatment. Lastly, tell us the date that the retroactive changes became effective.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Lance Brunson
Brunson Chandler & Jones, PLLC